DARA BIOSCIENCES, INC.

8601 Six Forks Road, Suite 160

Raleigh, NC 27615

April 24, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Rosenthall

Re:	DARA BioSciences, Inc. Registration Statement on Form S-1

File No.	333-171449 333-165884

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant DARA BioSciences, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement (the “Registration Statement”) to be declared effective on Thursday, April 26, 2012, or at such later time as the Company or its counsel, K&L Gates LLP, may orally request by telephone call to the Staff of the Division of Corporation Finance of the Commission.

The Company hereby acknowledges its obligations and responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 24, 2012

Please contact Mark Busch of K&L Gates LLP (704) 331-7440 should you have any questions or regarding this matter.

Sincerely,

/s/ David J. Drutz, M.D.

David J. Drutz, M.D.

President and Chief Executive Officer